UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

        ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: America Asia Africa Consulting Corporation, a Virginia Corporation trading as AAACC

Legal status of Issuer Form: C-Corp

Jurisdiction of Incorporation/Organization: Virginia

Date of organization: May 18, 2005

Physical address of Issuer: 7770 Norfolk Ave., Ph05, Bethesda, MD 20814

Website of Issuer: WWW.AAACCGROUP.COM

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: SECURE LIVING, LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed between Issuer and Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Type of security offered: Common Stock (Class B)

Target number of securities to be offered: 124,000

Price: $1.00

Target offering amount: $124,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on a first-come, first-serve basis

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: September 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

America Asia Africa Consulting Corporation

DocuSigned by:

By ______________________________

B69A461A075C4AB...

Chiu-Ling Wang, President & CEO
America Asia Africa Consulting Corporation

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

(Sign)______________________________

B69A461A075C4AB...

Chiu-Ling Wang, President & CEO
America Asia Africa Consulting Corporation

(Date) 6/27/2024

	Most recent fiscal year-end (2023)	Most recent fiscal year-end (2022)
Total Assets	$164,135.00	$204,575.00
Cash & Cash Equivalents	$935.00	$1,025.00
Accounts Receivable	$0	$0
Total Liabilities	$8,500	$10,000.00
Revenues/Sales	$88,100.00	$200,000.00
Cost of Goods Sold	$0	$0
Taxes Paid	$8,063.97	$17,299.26
Net Income	-$32,677.61	$45,050.48

Current number of employees

1

June 28, 2024
FORM C

America Asia Africa Consulting Corporation
(a Virginia C-Corp)

Up to $5,000,000

Common Stock

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	America Asia Africa Consulting Corporation, a Virginia Corporation trading as AAACC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Virginia
Date Company Was Formed (from the Company's Certificate of Organization)	May 18, 2005
Kind of Entity (Check One)	C-Corp.
Street Address	7770 Norfolk Ave., Ph05, Bethesda, MD 20814
Website Address	WWW.AAACCGROUP.COM

See further details about our Company in **Exhibit C: Corporate Bylaws**.

§227.201(b) – Directors and Officers of the Company

Name	Chiu-Ling Wang
All positions with the Company and How Long for Each Position	President & CEO May 2005
Business Experience During Last Three Years (Brief Description)	International Business Consultant
Principal Occupation During Last Three Years	President & CEO of AAACC
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X_ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Chiu-Ling Wang

§227.201(d) – The Company's Business and Business Plan

About the Company

America Asia Africa Consulting Corporation (AAACC), headquartered near Washington, D.C., was incorporated in 2005. AAACC is a consulting firm dedicated to addressing issues of critical importance to developing nations, with a mission to assist emerging countries in areas such as infrastructure, economic development, education, and investment promotion. AAACC promotes bilateral trade relations between America, Asia, Africa, and also Latin America. The company researches international business and investment opportunities in an effort to construct proposals and make business recommendations. The company has an extensive list of clients and has worked with government agencies like the World Bank, United Nations, and the IMF.

About the Team

Ms. Chiu-Ling Wang, the President and CEO of AAACC, brings over 30 years of experience to the field. Her proficiency in English, Mandarin, Taiwanese, and Cantonese has greatly enhanced the company's capabilities and impact in developing nations worldwide.

She leverages her extensive expertise in global business development projects and identifies significant opportunities to provide essential services on an international scale. Drawing on her years of experience in international trade and management, AAACC has successfully supported companies worldwide across a diverse range of projects. These include infrastructure initiatives like oil and gas drilling in Sub-Saharan Africa, global sourcing and distribution of Personal Protective Equipment (PPE), and proposals for innovative technologies such as engine oil additives, fertilizers, and high-demand commodities like gold.

As for other interested parties, contractors and vendors will be vetted to support the renovation efforts. An amendment will be made to name the selected parties once they have been identified.

About the Project

The Offering encompasses the opportunity to acquire approximately 3.7 acres in the heart of downtown Philadelphia. The target opportunities are:

	Philadelphia, PA Address
North Tower, South Tower Hospital Site	222-248 N. Broad Street
(Land next to SHSH Building) Hospital Site	221-223 N. 15th Street
Stiles Alumni Hall Underground Parking	325 N. 15th Street
Martinelli Park	300-304 N. Broad Street
(redevelopment land/surface parking) (city block) Medical	200-214 N. Broad Street
SHSH Building (city block) Medical/Administrator	201-219 N. 15th Street

These parcels encompass a diverse range of properties, including parking lots, hospital sites, and various low-rise buildings. Each of these properties will undergo a comprehensive optimization and renovation process. Our commitment is to elevate these structures with state-of-the-art facilities, ensuring they meet the highest standards of modernity and functionality.

Optimization and Renovation Plan:

1. Assessment and Planning:
   o A thorough evaluation of the current state of the properties will be conducted. This includes structural integrity assessments, utility evaluations, and identifying areas for technological upgrades.
   o A detailed renovation plan will be developed, focusing on enhancing the efficiency, functionality, safety, and aesthetic appeal of each property.
2. Infrastructure Upgrades:
   o Implementation of cutting-edge technology for energy efficiency and smart system upgrades.
   o Modernization of interior spaces with high-quality materials and design to provide a comfortable and appealing environment.
3. Hospital and Low-Rise Buildings:
   o The hospital will receive specialized attention to ensure it meets current healthcare standards. This includes upgrades to medical facilities, patient rooms, and support areas.
   o Low-rise buildings will be optimized for various potential uses, from office spaces, retail areas, multi-family residences, to hotels, these buildings can potentially accommodate a wide range of tenants.
4. Parking Lots:
   o Parking facilities will be revamped to maximize space utilization and incorporate modern parking solutions such as automated systems and electric vehicle charging stations.

Post-Renovation Leasing:

Upon completion of the renovation and optimization process, the parcels will be made available for rent. While the identity of the prospective tenant remains confidential during the acquisition phases, it will be disclosed once the properties have been successfully acquired. This tenant is expected to bring significant value to the area, leveraging the newly enhanced facilities for their operations.

Timeline and Milestones:

- Acquisition Phase: Target completion within approximately 6 months of the completed capital raise.
- Renovation Phase: Expected to commence immediately post-acquisition, with an anticipated duration of 18 – 24 months
- Leasing Commencement: Following the completion of renovations, with tenant disclosure at that time.

This project represents a significant investment in the local infrastructure, with a focus on modernizing and optimizing the existing properties to attract high-quality tenants and enhance the overall value of the area. The comprehensive renovation plan ensures that all properties will meet the highest standards of quality and functionality, positioning them as prime real estate assets in the market.

About the Company Strategy

Broad and Vine Redevelopment Plan

Hahnemann Hospital Site: Post acquisition the Hahnemann Hospital site will be renovated and available for lease. This site is intended to replace the outdated medical facility, with plans to upgrade it to meet state-of-the-art medical facility standards.

Stiles Hall and Martinelli Park: These locations are designated as potential sites for underground parking. Additionally, they are considered for the development of residential and senior living facilities.

SHSH Building: The SHSH building will be repurposed for medical facilities. It is planned to be leased to Drexel University for use as pharmacies, patient facilities, and other medical services.

Surface Parking Site: The existing surface parking site will be enhanced to provide 24/7 parking access, improving convenience and accessibility.

About the Properties

The parcels will be purchased from a private seller and likely exhibit signs of neglect. Common issues may include broken windows, overgrown vegetation, and weather-related deterioration. Internally, conditions could involve mold, vandalism, and outdated systems such as plumbing and electrical. Significant renovation is essential before repurposing the properties.

All of these sites benefit from the CMX-5 zoning code application, which is the highest designation in the City of Philadelphia. CMX-5 allows for a Floor Area Ratio (FAR) of 1200% or more, with additional bonuses. Permissible uses include office space, multifamily housing, life sciences facilities, healthcare, hotels, and retail establishments. This by-right designation provides the ultimate flexibility to create a new vision for the site.

These sites present an opportunity for revitalization and a positive impact on the community.

About the Market

The North Broad Street corridor is undergoing significant growth and revitalization. Commercial, residential, and institutional developments along this corridor have accelerated as investment capital has been directed toward adapting historic properties for modern uses and identifying new development opportunities. This strong growth has transformed Broad Street into a thriving corridor and vibrant community. The introduction of new commercial, retail, entertainment, recreational, and residential spaces has expanded housing options and increased access to a variety of stores, employers, entertainment, and recreation. The redevelopment of vacant and historic buildings throughout the corridor showcases the preservation of the history and diversity that makes this area so vital to Philadelphia.

Greater Philadelphia, located at the heart of the Northeast Corridor, serves as an essential logistical hub with convenient access to major highways and rail networks. The area encompasses thirteen counties in Southeastern Pennsylvania, Southern New Jersey, and Northern Delaware. The strategic geographic position of the city allows it to draw from 25% of the U.S. population within a day's driving range. According to the U.S. Bureau of Economic Analysis, Greater Philadelphia is the nation's seventh-largest metropolitan area by population, with 6.25 million residents, and is projected to have a Gross Metropolitan Product of $490 billion, making it the ninth largest in the United States. This economic momentum is fueled by a diverse array of businesses, a high concentration of top-tier medical and educational institutions, strong population density, and extensive transportation networks. Residents benefit from a vibrant arts and cultural scene, ample outdoor trails and gardens, and a lower cost of living compared to other major metropolitan areas. Additionally, Greater Philadelphia has earned accolades as the "Top U.S. City to Visit in 2020" and ranked highly in the world for food and drink, with Zahav being voted the #1 restaurant in America at the 2019 James Beard Awards, further enhancing the area's appeal.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $5,000,000.00

We will not complete the Reg CF Offering unless we have raised a total of at least $124,000.00 (minimum goal) by September 30, 2024. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on September 28, 2024 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become shareholders of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by Secure Living LLC, a licensed funding portal.

About the Finances

Due to the condition of the properties and past vacancies, the properties will be sold heavily discounted.

Phase 1 – Crowdfunding Capital Raise

The initial funding will be allocated to provide the working capital necessary to commence the acquisition process with the private seller.

Phase 2 – Traditional/Alternative Financing

The second phase involves working in conjunction with a partner or a traditional financial institution, to obtain $65-75 million.

Phase 3 – Government Funded

AAACC will seek out and secure funding opportunities and grants from government bodies to bolster the capital required for the acquisition and subsequent development of the hospital site. The partnership with government agencies will facilitate the swift acquisition of necessary funding operations, licenses and accreditations.

Investor Return

The Company will issue Common Stock, which represents the ownership stakes held by investors in the Hahnemann Hospital Redevelopment project.

Common Stock ownership allows individuals to have a share of the monthly net income generated by the project, disbursed quarterly. Investors holding Common Stock will enjoy priority in receiving payouts from the Company's net income, reflecting their direct participation in the project's success.

The company will distribute proceeds based on rental income generated or other sources of funding.

The Company will distribute Available Cash to shareholders promptly, typically within 30 days after the close of each quarter, ensuring transparency and timely rewards for our investors' contributions to the project's growth and profitability.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 1 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $124,000

Offering Deadline   September 30, 2024

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X _____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $124,000 and a maximum of $5,000,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Working Capital Expenditure	100%	$124,000	100%	$5,000,000
Total	**100.00%**	**$124,000**	**100.00%**	**$5,000,000**

AAACC will use the working capital to initiate the acquisition process for the properties. This strategic allocation of funds will enable us to cover initial expenses related to property evaluation, legal due diligence, and acquisition costs. By utilizing our working capital in this manner, we aim to streamline the acquisition process, ensuring that all necessary steps are taken efficiently and effectively. This approach will position AAACC to secure the desired properties promptly, facilitating our growth and operational objectives.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@securelivingrei.com and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Common Stock, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to initiate the project.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Common Stock, which we refer to as "Investor Shares." The Company is also offering a share of the cash flow of up to 8%. When you purchase an Investor Share, you will have an interest in the Broad and Vine Hahnemann Hospital Redevelopment project. Your ownership will be governed by the Corporate Bylaws dated May 13, 2024, and any amendments to that agreement (whether adopted now or in the future), which are collectively referred to as the "Corporate Bylaws."

A copy of the Corporate Bylaws is attached as **Exhibit C: Corporate Bylaws.**

Your Right to Distributions

If the Company's Broad and Vine Hahnemann Hospital Redevelopment project is profitable, it will make distributions to its owners from time to time. Under the Corporate Bylaws, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority and in proportion to the value of the assets:

1. 30% to the Shareholders, in proportion to each Shareholder's ownership of Investor Shares; and
2. 70% to Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Limited Investor shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Sponsor will control all aspects of the Company's business.

No Right to Transfer

Investor shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Corporate Bylaws prohibits the sale or other transfer of Limited Investor Shares without the Sponsor's consent.
- If you want to sell your Limited Investor Shares the Sponsor will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Limited Investor Shares, as there would be for a publicly traded stock.

- For a period of one year, you won't be allowed to transfer the Limited Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Limited Investor Shares as defined by the Terms of the offering.

Modification of Terms of Limited Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A and Class B shareholders.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Common Stock). Some of these additional classes of securities could have rights that are superior to those of the Limited member. For example, the Company could issue Common Stock that is secured by specific property of the Company.

The Person Who Controls the Company

Chiu-Ling Wang owns 100% of America Asia Africa Consulting. Therefore, Chiu-Ling Wang effectively controls the Company.

How the Sponsor's Exercise of Rights Could Affect You

- The Sponsor has full control over the Company and the actions of the Sponsor could affect you in a number of different ways, examples these:
- The Sponsor decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Sponsor sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Sponsor sells the project "too late," you could miss out on a favorable market.
- The Sponsor decides when to make distributions and how much. You might want the Sponsor to distribute more money, but the Sponsor might decide to keep the money in reserve or invest it into the project.
- The Sponsor could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Sponsor could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Sponsor decides on renting the project, including the terms of any lease.
- The Sponsor decides how much of its own time to invest in the project.
- The Sponsor could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Limited Investor Shares was determined by the Sponsor based on the Sponsor's opinion about the value of the project.

The Sponsor doesn't expect there to be any reason to place a value on the Limited Investor Shares in the future. If we had to place a value on the Limited Investor Shares, it would be based on the amount of money the owners of the Limited Investor Shares would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through Secure Living LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Secure Living LLC as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

Secure Living, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Secure Living, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

If the indebtedness were listed in the table, it would represent the Company's "material" indebtedness, which is significant relative to the overall value of the Company. In addition to the indebtedness detailed in the table, the Company also has miscellaneous "trade debt," which refers to debt owed to trade creditors such as landlords, lawyers, and accountants.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

AAACC has been approved as a prime government contractor within the U.S. Department of Defense's System for Award Management (SAM). The SAM system is administered by the Defense Logistics Agency, ensuring that AAACC meets the stringent requirements to serve as a government contractor.

Under Title 10 U.S.C. 2371b (Amended)(4022), AAACC is authorized to engage in transactions relevant to its role within the Department of Defense. As of December 31, 2023, the company holds cash reserves amounting to $935.

The company plans to utilize the proceeds from this offering to bolster its working capital. Should the funds raised through this offering prove insufficient, AAACC will explore additional financing options to meet its operational needs.

Capital Resources

The company currently has a very limited amount of cash available and requires additional funding to support the Hahnemann Hospital Redevelopment project. This financial situation necessitates raising capital to ensure that the company can continue to meet its operational needs, invest in growth opportunities, and maintain financial stability. Without securing the necessary funds, the company may face challenges initiating the redevelopment plan. Therefore, exploring various funding options, such as seeking investments, taking out loans, or issuing new equity, is critical towards the success of the Hahnemann Hospital Redevelopment project.

Historical Results of Operations

Since 2005, the Company has sustained its operations through a combination of traditional funding instruments and revenue generated from its business activities. These financial resources have been essential in covering routine operational expenses.

In 2022, the Company achieved a profit of $45,050.48, primarily driven by income from business consultants and other operational activities. However, in 2023, the Company faced a downturn, reporting a loss of $32,677.61 due to a slowdown in business activities. Despite this setback, the Company remains optimistic about returning to profitability in the near future.

This financial fluctuation underscores the Company's reliance on market conditions and the performance of its business operations. Adapting to and recovering from such losses will be crucial for maintaining long-term financial stability and growth.

The Company's offshore business activities, measured by various metrics, have been impacted by regulatory constraints. Government rules and regulations have restricted the success of these offshore endeavors.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on securelivingrei.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit H: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $124,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://securelivingrei.com/property/hahnemann-hospital-redevelopment no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There is no further information to provide.

§227.201(z) – Testing the Waters Materials

The Company did not engage in Testing the Waters.

Exhibit A   Financial Statements

America Asia Africa Consulting Corporation

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 & December 31, 2022

(Unaudited)

America Asia Africa Consulting Corporation
PROFIT & LOSS

EIN: 20-4185361   Income and expense for two years

	2022	2023
INCOME	$200,000.00	$88,100.00
Cost of Goods Sold	0	0
Total income	**$200,000.00**	**$88,100.00**
OPERATING EXPENSES		
Accounting		
Advertising		$54.32
Auto and Truck Expense		
Bank Charges	$9.99	0
Commissions		
Computer Expense	$439.36	$439.36
Due & Subscriptions	$2,559.99	$99.99
Independent Contractors		
Insurance	$8,900.00	$10,400.00
Janitorial		
Lanundry and Cleaning		
Legal & Professional	$5,000.00	$3,471.00
Licenses and Permits	$573.33	$591.20
Office Expense		
Officers Salaries		
Payroll Taxes		
Parking Fees and Tolls		
Postage and Delivery	$42.30	
Printing		
Rent	$27,200.00	$28,900.00
Computer Repairs/Work	$37.09	$949.98
Salaries/Payroll Charges	$68,398.30	$32,625.53
Security		
Supplies	$532.62	$179.31
IRS Tax Payments	$17,299.26	$8,063.97
Comptroller MD State Taxes	$2,920.73	$2,652.71
MD Dept. of Assessments & Taxation	$300.00	$300.00
PG County Personal Property Tax Bill	$337.12	0
Dept of Homeland Security	$630.00	0
AT&T/Verizon - Phone, Net	$7,838.68	$5,768.37
Temporary Help		
Uniforms		
Utilities	$1,000.00	$1,000.00

Interest Expense				
CT Corporation		$120.00		$319.00
Storage Company		$4,000.00		$3,651.30
Bed Bath & Beyond		481.75		$323.85
Amazon		251.6		$50.57
Crystal Waters		$499.40		$457.15
Metro/Amtrak		$778.00		0
Flight	$	4,800.00	$	20,480
Total expense	$	154,949.52	$	120,777.61
PROFIT/LOSS		$45,050.48		($32,677.61)

America Asia Africa Consulting Corporation

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023
ASSETS		
Current assets:		
Cash	$ 1,025.00	$ 935.00
Receivables		
Inventories	$ 200,000.00	$ 160,000.00
Purchases		
Loans to owners		
Total current assets	$ 201,025.00	$ 160,935.00
Depreciable Assets :		
Equipment	$ 1,150.00	$ 950.00
Furniture	$ 2,400.00	$ 2,250.00
Other depreciable assets		
Total assets	$ 204,575.00	$ 164,135.00
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable		
Mortgages, loans, etc	$ 10,000.00	$ 8,500.00
Other current liability		
Loans from stockholders		
Total current liabilities	$ 10,000.00	$ 8,500.00
Stockholders'equity:		
Capital stock, $5,000 par value	$ 500,000.00	$ 500,000.00
Authorized shares - 100		
Common stock		
Addl paid-in capital		
Retained earnings		
Appropriated		
Unappropriated		
Total stockholders' equity	$ 500,000.00	$ 500,000.00
TOTAL LIABILTIEIS & EQUITY	**$ 510,000.00**	**$ 508,500.00**

I, Chiu-Ling Wang, acting in my capacity as President & CEO, certify that:

1. The financial statements of America Asia Africa Consulting Corporation included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

By: America Asia Africa Consulting Corporation

DocuSigned by:

By ______________________

B69A461A075C4AB

Chiu-Ling Wang, President & CEO

America Asia Africa Consulting Corporation

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Corporate Bylaws, Investors will not have the right to participate in the management of the Company. Instead, Chiu-Ling Wang will manage all aspects of the Company and its business. Furthermore, if Chiu-Ling Wang or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Corporate Bylaws limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Corporate Bylaws and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Corporate Bylaws

BYLAWS
OF
AMERICA ASIA AFRICA CONSULTING CORPORATION

ARTICLE I
SHAREHOLDERS

Section 1. Annual Meeting. An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

Section 2. Special Meetings. Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. Notice. Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid.

Section 4. Place of Meeting. Shareholders` meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. Quorum. A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders` meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

Section 6. Informal Action. Any action required to be taken, or which may be taken, at a shareholders meeting, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the shareholders who own all of the shares entitled to vote with respect to the subject matter of the vote.

ARTICLE II
DIRECTORS

Section 1. Number of Directors. The corporation shall be managed by a Board of Directors consisting of 1 director(s).

Section 2. Election and Term of Office. The directors shall be elected at the annual shareholders` meeting. Each director shall serve a term of NA year(s), or until a successor has been elected and qualified.

Section 3. Quorum. A majority of directors shall constitute a quorum.

Section 4. Adverse Interest. In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. Regular Meeting. An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. Special Meeting. Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days' written notice by ordinary United States mail, effective when mailed. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

Section 7. Procedures. The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records.

If authorized by the governing body, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the member or proxy holder.

Section 8. Informal Action. Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, is signed by all of the directors or all of the members of the committee of directors, as the case may be.

Section 9. Removal / Vacancies. A director shall be subject to removal, with or without cause, at a meeting of the shareholders called for that purpose. Any vacancy that occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the remaining term of his or her predecessor, or until a successor has been elected and qualified.

Section 10. Resignation. Any director may resign effective upon giving written notice to the chairperson of the board, the president, the secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 11. Committees. To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.

ARTICLE III
OFFICERS

Section 1. Number of Officers. The officers of the corporation shall be a President, and a Secretary.

President/Chairman. The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors and its Executive Committee, if such a committee is created by the Board.

Secretary. The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

Section 2. Election and Term of Office. The officers shall be elected annually by the Board of Directors at the first meeting of the Board of Directors, immediately following the annual meeting of the shareholders. Each officer shall serve a one year term or until a successor has been elected and qualified.

Section 3. Removal or Vacancy. The Board of Directors shall have the power to remove an officer or agent of the corporation. Any vacancy that occurs for any reason may be filled by the Board of Directors.

ARTICLE IV
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall have a corporate seal, which shall be affixed to all deeds, mortgages, and other instruments affecting or relating to real estate. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE V
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VI
INDEMNIFICATION

Any director or officer who is involved in litigation by reason of his or her position as a director or officer of this corporation shall be indemnified and held harmless by the corporation to the fullest extent authorized by law as it now exists or may subsequently be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights).

ARTICLE VII
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VIII
DISSOLUTION

The corporation may be dissolved only with authorization of its Board of Directors given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

JO-LING WANG, Secretary of America Asia Africa Consulting Corporation hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the initial Board of Directors on May 18, 2005.

By: _____   Date: _____ 5/13/2024 _____
JO-LING WANG, Secretary

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between America Asia Africa Consulting Corporation, a Virginia C-Corp (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company Hahnemann Hospital Redevelopment project offered through https://securelivingrei.com/ (the "Site"), operated by Secure Living, LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Common Stock.

> **1.1. In General.** Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, Hahnemann Hospital Redevelopment interest in the form of common stock for $_____ (the "Original Purchase Amount"), equal to _____ "shares" (determined by dividing such amount by $_____ per share), as of the date the Company accepts the subscription outlined herein (as set forth on the signature page hereto). We refer to your Hahnemann Hospital Redevelopment interest as the "Common Stock" or the "Securities")

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Common Stock, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your Common Stock. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Corporate Bylaws of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Common Stock. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Common Stock, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Common Stock solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Common Stock or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Common Stock may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the Common Stock indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Corporate Bylaws.   Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Common Stock.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Common Stock.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so. **5. Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Common Stock.

6. Re-Purchase of Common Stock; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Corporate Bylaws, we may (but shall not be required to) repurchase your Common Stock for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the Common Stock, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Corporate Bylaws.

By signing this Agreement, you are also signing the Corporate Bylaws, just as if you had signed a paper copy of the Corporate Bylaws.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Corporate Bylaws will be handled as provided in the Corporate Bylaws.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Virginia unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at clw90@aaaccgroup.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: America Asia Africa Consulting Corporation

SPONSOR:
America Asia Africa Consulting Corporation

(Sign) _____
Chiu-Ling Wang, President & CEO
America Asia Africa Consulting Corporation

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its [title of representative of Purchaser]

Investor Signature

ACCEPTED: America Asia Africa Consulting Corporation

SPONSOR:
America Asia Africa Consulting Corporation

(Sign) _____
Chiu-Ling Wang, President & CEO
America Asia Africa Consulting Corporation

Acceptance Date: _____

Exhibit E Pitch Deck





TRANSFORMATIONAL REDEVELOPMENT OPPORTUNITY IN THE HEART OF CENTER CITY

Newmark and SSG Advisors, jointly as exclusive advisor, are pleased to present this generational development/redevelopment opportunity at the gateway to Center City, Philadelphia. The offering includes six parcels with exceptional frontage on Broad Street, the main north/south arterial in Philadelphia, and benefit from immediate access to the major thoroughfares of Interstates 676, 76, and 95. In addition, the sites offer spectacular views of Center City Philadelphia, the western and northern suburbs, and the Delaware River. When combined with the size and favorable CMX-5 zoning, the sites represent an opportunity to redefine a prominent part of the Philadelphia skyline.

PHILADELPHIA
BROAD & VINE
DEVELOPMENT

Philadelphia, PA 19102

I-676
RACE STREET ASSEMBLAGE
VINE STREET ASSEMBLAGE
MARTINELLI PARK ASSEMBLAGE
BROAD ST
I-676

NEWMARK

TRANSACTION TEAM

Jeff Tertel
Executive Managing Director
t 215-246-2704
jeffrey.tertel@nmrk.com

Erin Miller
Executive Managing Director
Multifamily Capital Markets
t 267-918-6400
erin.miller@nmrk.com

David Dolan
Senior Managing Director
Capital Markets
t 215-246-2738
david.dolan@nmrk.com

Lizann McGowan
Executive Managing Director
Multifamily Capital Markets
t 215-901-4554
lizann.mcgowan@nmrk.com

Angelo Brutico
Associate
Capital Markets
t 267-606-0697
angelo.brutico@nmrk.com

2005 Market Street
Suite 900
Philadelphia, PA 19103
t 215-561-8300

nmrk.com

PARCEL NAME	ADDRESS	ACRES	LAND SIZE (SF)	EXISTING FAR	FAR AT 1200%	ZONING	OPA ACCOUNT #
MARTINELLI ASSEMBLAGE							
MARTINELLI PARK	300-304 NORTH BROAD STREET	0.76	33,081	-	396,972	CMX-5	885620242
STILES ALUMNI HALL UNDERGROUND*	325 N. 15TH STREET	0.38	16,622	-	-	CMX-5	881038202
VINE STREET ASSEMBLAGE							
NORTH TOWER & SOUTH TOWER	222-248 NORTH BROAD STREET	1.03	44,821	717,366	537,852	CMX-5	772025002
RACE STREET ASSEMBLAGE							
SHSH BUILDING	201-219 N. 15TH STREET	0.89	38,822	136,139	465,864	CMX-5	772028496
LAND NEXT TO SHSH BUILDING	221-223 N. 15TH STREET	0.04	1,628	-	19,536	CMX-5	772028498
SURFACE PARKING / REDEVELOPMENT LAND	200-214 N. BROAD STREET	0.63	27,492	-	329,904	CMX-5	885467862
TOTAL		3.73	162,466	853,505	1,750,128		

*Parcel includes underground parking garage beneath Stiles Alumni Hall

Center City Healthcare LLC, d/b/a Hahnemann University Hospital ("CCH") and several of its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and is operating as Debtor-in-Possession (Case No. 19-11466). Pursuant to a Settlement approved by the Bankruptcy Court, the parcels of real estate referenced above (the "CCH Parcels") have been substantively consolidated with the bankruptcy estate of CCH. In order to effectuate the sale of the real estate, Newmark Southern Region LLC ("Newmark") and SSG Advisors, LLC ("SSG") have been retained, on a joint basis, to market the opportunity to acquire the CCH Parcels. The sale(s) of the CCH Parcels will be subject to Bankruptcy Court approval.

Licensed in Pennsylvania as Newmark Real Estate



J. Scott Victor
Managing Director
t 610-940-5802
jsvictor@ssgca.com

Teresa C. Kohl
Managing Director
t 610-940-9521
tkohl@ssgca.com

Craig D. Warznak
Senior Vice President
t 610-940-3615
cwarznak@ssgca.com

Alexander D. Lamm
Senior Associate
t 610-940-3882
alamm@ssgca.com

Samuel P. Charlton
Analyst
t 610-940-1072
scharlton@ssgca.com

300 Barr Harbor Drive
Suite 420
West Conshohocken, PA 19428
t 610-940-1094

ssgca.com

Exhibit F Business Plan


PHILADELPHIA
BROAD & VINE
DEVELOPMENT
Philadelphia, PA 19102
TRANSFORMATIONAL DEVELOPMENT/REDEVELOPMENT OPPORTUNITY IN THE HEART OF CENTER CITY
OFFERING MEMORANDUM
I-676
RACE STREET ASSEMBLAGE
VINE STREET ASSEMBLAGE
MARTINELLI PARK ASSEMBLAGE
BROAD ST
I-676
NEWMARK
SSG
CAPITAL ADVISORS, LLC

PROPERTY DISCLAIMER

THIS IS A CONFIDENTIAL OFFERING MEMORANDUM intended solely for your own limited use in considering whether to pursue negotiations to purchase 222-248 N Broad Street, 201- 219 N 15th Street, 200-214 N Broad Street, and 221-223 N 15th Street, 300-304 N Broad Street and 325 N. 15th Street, Philadelphia, Pennsylvania (the "Properties"). Newmark & Company Real Estate, Inc., a New York corporation d/b/a Newmark Real Estate and SSG Advisors, LLC (Collectively, the "Agent") have been engaged jointly as the exclusive sales representative to sell the Property by "Center City Healthcare, LLC" (the "Seller"). No other agent or broker is authorized to offer the Property.

This confidential offering memorandum contains brief, selected information pertaining to the Properties and has been prepared by the Agent. Although this confidential memorandum has been reviewed by representatives of the Seller, it does not purport to be all-inclusive or to contain all of the information which a prospective purchaser may desire. Neither the Seller nor the Agent, nor any of their partners, officers, employees or agents have independently verified the information contained herein and they are not responsible for any errors or inaccuracies in the information. No representation or warranty, express or implied, is made as to the accuracy or completeness of this confidential memorandum or any of its contents, or any other written or oral communication transmitted to a prospective purchaser in the course of its evaluation of the proposed sale of the Properties. There is no representation as to the environmental condition of the Properties.

You agree that the memorandum and its contents are confidential, that you will hold and treat it in confidence and that you will not disclose this memorandum or its contents to any other firm or entity without prior written authorization. Photocopying or other duplication is prohibited. You will use this confidential memorandum only for the purpose of evaluating the possible acquisition of the Properties. All prospective purchasers agree that they will conduct their own independent investigation of those matters which they deem appropriate in order to evaluate this offering.

Seller expressly reserves the right at its sole discretion to reject any or all proposals, offers, or expressions of interest in the Properties and to terminate discussions with any party at any time with or without notice.

BANKRUPTCY DISCLAIMER

Center City Healthcare LLC, d/b/a Hahnemann University Hospital ("CCH") and certain of its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and are operating as Debtor-in-Possession (Case No.19-11466). Pursuant to a Settlement approved by the Bankruptcy Court, the parcels of real estate referenced above (the "CCH Parcels") have been substantively consolidated with the bankruptcy estate of CCH. The sale(s) of the CCH Parcels will be subject to Bankruptcy Court approval.

For further information, please contact:

NEWMARK

TRANSACTION TEAM:

Jeff Tertel
Executive Managing Director
t 215-246-2704
jeffrey.tertel@nmrk.com

Erin Miller
Executive Managing Director
Multifamily Capital Markets
t 267-918-6400
erin.miller@nmrk.com

David Dolan
Senior Managing Director
Capital Markets
t 215-246-2738
david.dolan@nmrk.com

Lizann McGowan
Executive Managing Director
Multifamily Capital Markets
t 215-901-4554
lizann.mcgowan@nmrk.com

Angelo Brutico
Associate
Capital Markets
t 267-606-0697
angelo.brutico@nmrk.com

SSG CAPITAL ADVISORS, LLC

J. Scott Victor
Managing Director
t 610-940-5802
jsvictor@ssgca.com

Alexander D. Lamm
Senior Associate
t 610-940-3882
alamm@ssgca.com

Teresa C. Kohl
Managing Director
t 610-940-9521
tkohl@ssgca.com

Samuel P. Charlton
Analyst
t 610-940-1072
scharlton@ssgca.com

Craig D. Warznak
Senior Vice President
t 610-940-3615
cwarznak@ssgca.com



CONTENTS

"A GENERATIONAL OPPORTUNITY IN THE CENTER OF IT ALL"



1

EXECUTIVE SUMMARY

THE OFFERING

Newmark Southern Region LLC ("Newmark") and SSG Advisors LLC ("SSG"), jointly as exclusive advisor, are pleased to present this generational development/redevelopment opportunity at the gateway to Center City, Philadelphia. The offering includes six parcels with exceptional frontage on Broad Street, the main north/south arterial in Philadelphia, and benefit from immediate access to the major thoroughfares of Interstates 676, 76, and 95. In addition, the sites offer spectacular views of Center City Philadelphia, the western and northern suburbs, and the Delaware River. When combined with the size and favorable CMX-5 zoning, the sites represent an opportunity to redefine a prominent part of the Philadelphia skyline.

All parcels share the same CMX-5 zoning, Philadelphia's most favorable rating, which is meant to encourage dense, mixed-use development in its application.

The Vine Street Assemblage encompasses the North and South Towers of the former Hahnemann University Hospital, with frontage located on both Broad Street and Vine Street. These parcels currently consist of two buildings which total approximately 717,366 square feet; the North Tower is 22 stories built in 1978 and the South Tower is 20 stories constructed in 1928.

The Race Street Assemblage encompasses a low-rise building and surface parking lots, and attendant service ramps, and fronts 15th Street, Race Street, and Broad Street. The site sits on 1.56 acres and has a potential FAR at 1200% of 815,000+ square feet with additional bonus potential.

The Martinelli Park Assemblage is located on the Northwest corner of the intersection of Broad Street and Vine Street and includes the access ramp and underground parking area situated under the Stiles Hall building. The Martinelli Park assemblage shares the same zoning as both the Vine and Race Street assemblage sites. Measuring at 0.76 acres (33,081 square feet), the site has a potential FAR at 1200% of approximately 397,000 square feet with additional bonus potential.

Center City Healthcare LLC, d/b/a Hahnemann University Hospital ("CCH") and certain of its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware and are operating as Debtors-in-Possession (Case No. 19-11466). Pursuant to a Settlement approved by the Bankruptcy Court, the parcels of real estate referenced above (the "CCH Parcels") have been substantively consolidated with the bankruptcy estate of CCH. In order to effectuate the sale of the

real estate, Newmark and SSG have been retained, on a joint basis, to market the opportunity to acquire the CCH Parcels. The sale(s) of the CCH Parcels will be subject to Bankruptcy Court approval.

CCH and its advisors are flexible regarding the form and structure of the Transaction, and contemplate the following:

- Primary consideration will be given to a buyer that maximizes the value that will ultimately inure to all of the stakeholders

- Primary consideration will be given to a buyer that structures the Transaction as a purchase of all of the parcels in its entirety

- Primary consideration will be given to cash buyers

- Primary consideration will be given to a buyer whose offer has few, if any, contingencies

LARGE SCALE
PREMIER INFILL REDEVELOPMENT/DEVELOPMENT OPPORTUNITY WITH FAVORABLE CMX-5 ZONING

UNDENIABLE LOCATION
AT THE GATEWAY TO CENTER CITY

UNMATCHED
ACCESSIBILITY ALONG THE THRIVING NORTH BROAD CORRIDOR

2

PHILADELPHIA BROAD & VINE DEVELOPMENT


I-676
RACE STREET ASSEMBLAGE
VINE STREET ASSEMBLAGE
MARTINELLI PARK ASSEMBLAGE
BROAD ST
I-676

PARCEL NAME	ADDRESS	ACRES	LAND SIZE (SF)	EXISTING FAR	1200% FAR	ZONING	OPA ACCOUNT #
MARTINELLI ASSEMBLAGE							
MARTINELLI PARK	300-304 NORTH BROAD STREET	0.76	33,081	-	396,972	CMX-5	885620242
STILES ALUMNI HALL UNDERGROUND	325 N. 15TH STREET	0.38	16,622	-	-	CMX-5	881038202
VINE STREET ASSEMBLAGE							
NORTH TOWER & SOUTH TOWER	222-248 NORTH BROAD STREET	1.03	44,821	717,366	537,852	CMX-5	772025002
RACE STREET ASSEMBLAGE							
SHSH BUILDING AND ACCESS RAMPS	201-219 N. 15TH STREET	0.89	38,822	136,139	465,864	CMX-5	772028496
LAND NEXT TO SHSH BUILDING	221-223 N. 15TH STREET	0.04	1,628	-	19,536	CMX-5	772028498
SURFACE PARKING / REDEVELOPMENT LAND	200-214 N. BROAD STREET	0.63	27,492	-	329,904	CMX-5	885467862
TOTAL		3.73	162,466	853,505	1,750,128		

LARGE SCALE OPPORTUNITY TO TRANSFORM THE CITY SKYLINE

The Offering encompasses a once-in-a-generation opportunity to acquire and develop approximately 3.7 acres in heart of downtown Philadelphia. Located at the gateway to Center City, the development parcels have incredible visibility and sight lines in every direction.


TWO LIBERTY PLACE
COMCAST TECHNOLOGY CENTER
ONE LIBERTY PLACE
COMCAST CENTER
CITY HALL
CONVENTION CENTER
PHILADELPHIA BROAD & VINE DEVELOPMENT
BROAD STREET
I-676
15TH STREET
BROAD STREET SLIP RAMP
16TH STREET


BEN FRANKLIN BRIDGE
I-95
CONVENTION CENTER
CITY HALL
PHILADELPHIA BROAD & VINE DEVELOPMENT
I-676
BEN FRANKLIN PARKWAY
5

TRANSIT ORIENTED SITE WITH UNPRECEDENTED VISIBILITY

Located on Broad Street, the main North/South arterial through the heart of Philadelphia, the sites benefit from immediate access to Interstate 676 which enable short driving distances to both Interstates 95 and 76, connecting the majority of the eastern seaboard and the western Philadelphia suburbs. Suburban Station, a major public transportation hub, is located a short 5-minute walk from the site. The location has unabated site lines and on a typical day, can be seen from miles away traveling southbound on Interstate 95.

INTERSTATE 95
295,000 CARS PER DAY

INTERSTATE 676
146,000 CARS PER DAY

BROAD STREET
25,000 CARS PER DAY

VINE STREET
17,000 CARS PER DAY

BULLSEYE LOCATION WITHIN THE DYNAMIC AND GROWING NORTH BROAD CORRIDOR

The North Broad Street corridor continues to experience transformational growth and revitalization. Commercial, residential, and institutional development along the corridor has accelerated as investment capital have both seized opportunities to adapt historic properties to modern uses and identified spaces for new development. The strong growth and development activity along Broad Street has given way to a thriving corridor and vibrant community. The introduction of new commercial, retail, entertainment, recreational, and residential space results in both expanded housing options and access to a growing plurality of stores, employers, entertainment, and recreation. The redevelopment of previously vacant and older, historic buildings and parcels throughout the corridor, is an outstanding case study in the preservation of the history and diversity that differentiates this extremely noteworthy and vital area within the City of Philadelphia.


Penn
30TH STREET STATION
UNIVERSITY CITY
Drexel
CITY HALL
CENTER CITY PHILADELPHIA
PHILADELPHIA BROAD & VINE DEVELOPMENT
CONVENTION CENTER
16TH STREET
15TH STREET
I-676
13TH STREET
BROAD STREET
6

CMX-5 ZONING

All of the sites benefit from the CMX-5 zoning code application, the City of Philadelphia's highest designation. CMX-5 allows for a FAR of 1200%+ (with additional bonuses) that includes uses of office, multifamily, life sciences, healthcare, hotel and retail. This by-right designation provides for ultimate flexibility to provide a new vision for the site.



CMX-5
*Sky plane controls 14-701(5)(b) can add additional flexibility to these requirements

*FAR = 1200%, 1600% for certain lots up to 1600 % with bonuses

Side: 8' max ;
5' if ≤ 4 stories
or ≤ 3 dwelling units

Max occupied area: 100%
90% if ≤ 5 stories or 1+ dwelling unit



EXECUTIVE SUMMARY

7



8

SITE OVERVIEW

SITE OVERVIEW

The Offering encompasses six sites which are bound by their parcel assemblages and locations within the city block. The Vine Street Assemblage sits at the corner of Broad Street and Vine Street, where the former North and South Towers of Hahnemann University Hospital presently sit. The Race Street Assemblage sits between 15th Street and Broad Street, running along the entire frontage of Race Street. The Martinelli Park Assemblage, which is located on the Northwest corner of Broad Street and Vine Street, and includes the underground parking garage below Stiles Alumni Hall, is also included in this Offering.




WOOD ST
STILES ALUMNI HALL
STILES ALUMNI HALL UNDERGROUND PARKING
PEARL ST
MARTINELLI PARK
VINE ST
VINE ST EXPRESSWAY
VINE ST
NORTH TOWER
NEW COLLEGE BUILDING
SOUTH TOWER
N 15TH ST
N BROAD ST
BOBST BUILDING
FEINSTEIN BUILDING
SHSH BUILDING
SURFACE PARKING LOT
RACE ST

VINE STREET ASSEMBLAGE

The Vine Street Assemblage is located at the corner of Broad Street and Vine Street, the gateway to Center City, Philadelphia. The site has approximately 290 feet of frontage along Broad Street, the major North/South arterial within the Central Business District, and approximately 260 feet of frontage along Vine Street. The site provides unprecedented access to Interstate 676 in both directions via slip ramps located within a block of the property and providing almost immediate access to both Interstate 95 and Interstate 76.

The site has incredible site lines in all directions with unobstructed views to the North, West and East. To the South, site lines will be dependent on future development which occurs on the surrounding parcels on the city block. At street level, City Hall, the Philadelphia Convention Center, Suburban Square transit artery and Market Street are all within a 5 block walk, making this site incredibly walkable.

VINE STREET ASSEMBLAGE	
Property Address	222-248 North Broad Street
Zoning	CMX-5
FAR potential	1200%+ (with additional bonuses)
Total Exterior Gross Area:	North Tower 460,909 square feet South Tower 256,462 square feet **Total 717,366 square feet**
Lot Size	1.02984 Acres/44,821 square feet
OPA Tax Parcel	772025002


I-676
VINE STREET ASSEMBLAGE
BROAD ST
I-676


VINE ST
NEW COLLEGE BUILDING
NORTH TOWER
SOUTH TOWER
N 15TH ST
N BROAD ST
BOBST BUILDING
FEINSTEIN BUILDING
SHSH BUILDING
SURFACE PARKING LOT
RACE ST

TYPICAL NORTH TOWER FLOOR PLAN

TYPICAL SOUTH TOWER FLOOR PLAN



NORTH TOWER
MARTINELLI PARK ASSEMBLAGE
SOUTH TOWER
RACE STREET ASSEMBLAGE
SITE OVERVIEW
11

RACE STREET ASSEMBLAGE

The Race Street Assemblage is bounded by Race Street frontage on its southern edge. This frontage spans approximately 430 feet from Broad Street to 15th Street. The site also offers frontage on both Broad Street (150 feet) and 15th Street (210 feet). Like the Vine Street Assemblage, the Race Street Assemblage site offers immediate access to Interstate 676 and is located minutes from Interstate 95 and Interstate 76.

The site has incredible site lines with nearly unobstructed views to the South, West and East. To the North, site lines will be dependent on future development which occurs on the surrounding parcels on the city block. At street level, City Hall, the Philadelphia Convention Center, Suburban Square transit artery and Market Street are all within a 5 block walk making this site incredibly walkable.





RACE STREET ASSEMBLAGE

	SHSH Building	Land next to SHSH Building	Surface Parking/ Redevelopment Land	Total
Property Address	201-219 N. 15th Street	221-223 N. 15th Street	200-214 N. Broad Street	
Zoning	CMX-5	CMX-5	CMX-5	
Acres	0.89	0.04	0.63	**1.56**
Land Size	38,822 SF	1,628 SF	27,492 SF	**67,942 SF**
Existing FAR	136,139 SF	—	—	**136,139 SF**
1200% FAR	465,864 SF	19,536 SF	329,904 SF	**815,304 SF**
OPA Account #	772028496	772028498	885467862	

RACE STREET ASSEMBLAGE
BROAD ST

VINE ST
NEW COLLEGE BUILDING
NORTH TOWER
SOUTH TOWER
N 15TH ST
N BROAD ST
BOBST BUILDING
FEINSTEIN BUILDING
SHSH BUILDING
SURFACE PARKING LOT
RACE ST

MARTINELLI PARK ASSEMBLAGE

Martinelli Park is located on the Northwest corner of Broad Street and Vine Street. The site is currently utilized as private park for special events. The site has CMX-5 zoning.

The site has frontage along Vine Street spanning approximately 250 feet and frontage on Broad Street of approximately 120 feet. Martinelli Park is immediately to the south of the Wood Street Garage and proximate to Stiles Hall. The Martinelli Park Assemblage also includes the underground parking garage below Stiles Hall and an accompanying right of first refusal with respect to Stiles Hall.


WOOD ST
STILES ALUMNI HALL
STILES ALUMNI HALL UNDERGROUND PARKING
PEARL ST
MARTINELLI PARK
VINE ST

MARTINELLI PARK	
Property Address	300-304 North Broad Street
Zoning	CMX-5
FAR potential	1200%+ (with additional bonus)
1200% FAR	396,972 SF
Lot Size	0.76 Acres/33,081 square feet
OPA Tax Parcel	885620242

STILES ALUMNI HALL UNDERGROUND	
Property Address	325 N 15th Street
Zoning	CMX-5
Lot Size	0.38 Acres/16,622 SF
OPA Tax Parcel	881038202


RACE
VINE
MARTINELLI PARK ASSEMBLAGE

SITE OVERVIEW 13

ZONING

ZONING ORDINANCE

All six parcels are zoned CMX-5, Philadelphia's highest zoning designation. CMX-5 is designed to accommodate large, mixed-use development to service the community and surrounding region. Within the CMX-5 designation, the following uses are permitted as of right:

- Office, including but not limited to:
    - general business and professional services
    - government services
    - healthcare related services
- Multifamily
- Hospital/Healthcare
- Retail
- Hotel

Maximum allowable Floor Area Ratio (FAR) is 1200% with potential for bonus FAR by providing community benefit features like mixed-income housing or green building technology. While CMX-5 zoning provides great flexibility for by-right development, City of Philadelphia will certainly require Community Design Review (CDR) Board approval for a project with the scale and prominence presented by these properties.



CMX-5   *Sky plane controls 14-701(5)(b) can add additional flexibility to these requirements

*FAR = 1200%, 1600% for certain lots up to 1600 % with bonuses

Side: 8' max ; 5' if ≤ 4 stories or ≤ 3 dwelling units

Max occupied area: 100% 90% if < 5 stories or 1+ dwelling unit

PHILADELPHIA BROAD & VINE DEVELOPMENT

REAL ESTATE TAX SUMMARY

All six parcels are located in Philadelphia, Pennsylvania and are subject to real estate taxes from the City of Philadelphia. Additionally, the sites lie within the boundaries of the Center City District and are therefore subject to the CCD special tax assessment. The chart below details the tax assessment and burden for on each parcel.

PROPERTY ADDRESS	PROPERTY NAME	TAX PARCEL NUMBER	2023 ASSESED VALUE	2023 RE TAXES	CCD TAXES (APPROXMATION)
222-48 N BROAD ST	North & South Tower (Vine Street Assemblage)	772025002	$20,169,100	$282,327	$32,842
200-14 N BROAD ST	Race Street Assemblage	885467862	$14,433,300	$202,037	$23,502
201-19 N 15TH ST	Race Street Assemblage	772028496	$9,687,800	$135,610	$15,775
221-23 N 15TH ST	Race Street Assemblage	772028498	$325,600	$4,558	$530
300-04 N BROAD ST	Martinelli Park Assemblage	885620242	$9,499,600	$132,975	$15,468
325 N 15TH ST	Martinelli Park Assemblage	881038202	$2,290,200	$32,058	$3,729

16

RECENT DEVELOPMENT PROJECTS



RECENT INSTITUTIONAL QUALITY DEVELOPMENT PROJECTS



2222 MARKET STREET

DEVELOPER: PARKWAY CORPORATION

Parkway leased the 19-story, 305,000 square foot office building to Morgan, Lewis & Bockius, a prominent Center City Philadelphia law firm. The project is anticipated to be delivered in 2023 and will be the first new commercial office property delivered in 30 years that is not a Comcast tenanted building. Morgan Lewis & Bockius executed a 20 year lease for the project, with a starting rent of $45 per square foot on a triple net basis.



2000 ARCH STREET – CHUBB

DEVELOPER: PARKWAY CORPORATION

Property and casualty insurance company Chubb will be the anchor tenant of a new 18-story office building at 2000 Arch Street in Center City. The new 18-story tower will have 438,000 square feet of rentable space and will cost $430 million to build.

RECENT INSTITUTIONAL QUALITY DEVELOPMENT PROJECTS (CONTINUED)





545 N BROAD STREET

DEVELOPER: ELK STREET MANAGEMENT

Elk Street Management is currently constructing a 9 story, 108-unit mixed use structure. The building will hold 152,635 square feet of space and cost an estimated $20 million to build.

THE HANNAH

DEVELOPER: LINDEN LANE CAPITAL PARTNERS

Developed by Linden Lane, the Hannah will stand seven floors tall and hold 181 residential units upon completion. Located in a Qualified Opportunity Zone, all of the units will be market rate and the Property will also host 3,208 SF of ground floor retail. Additionally, 51 parking spaces will be included in the development. The 184,679 square foot structure will cost an expected $18 million to build.

18

PHILADELPHIA BROAD & VINE DEVELOPMENT

RECENT INSTITUTIONAL QUALITY DEVELOPMENT PROJECTS (CONTINUED)



LVL NORTH

DEVELOPER: ALTERRA PROPERTY GROUP

Completed in 2022, LVL North is a 500,000+ sq ft, 7-story project, featuring 410 Class-A apartments, 300+ internal parking spaces in a two-level underground garage, a full-service grocery store on the ground floor, and over 60,000 square feet of additional commercial space on the second floor.



BROAD AND NOBLE

DEVELOPER: TOLL BROTHERS

Toll Brothers' 18-story, 362,000 square foot multifamily tower will sit at the entrance to the first phase of the Philadelphia Rail Park. The project calls for over 280,000 square feet of residential space including 368 apartment units and ground floor retail. An underground parking garage will contain 46 parking spaces.

RECENT INSTITUTIONAL QUALITY DEVELOPMENT PROJECTS (CONTINUED)





21

AREA OVERVIEW

GREATER PHILADELPHIA OVERVIEW

Greater Philadelphia sits at the heart of the Northeast Corridor and acts as an important logistical hub, offering convenient access to major highways and rail networks. The Greater Philadelphia area spans thirteen counties in Southeastern Pennsylvania, Southern New Jersey and Northern Delaware. The city's strategic geographic position enables the region to pull from the 25% of the U.S. population that lies within a day's driving range. According to The U.S. Bureau of Economic Analysis, Greater Philadelphia is the nation's seventh largest metropolitan area in terms of population, with 6.25 million people living within its boundaries, and is projected to have a Gross Metropolitan Product of $490 billion, the ninth largest in the United States. Fueling this economic momentum is a diverse cross-section of businesses, a high concentration of top tier medical programs and educational facilities, strong population density, and extensive transportation networks. The region offers its residents significant benefits including a vibrant arts and cultural community, ample outdoor trails & gardens, and a low cost of living relative to other comparable major metropolitan areas. In addition, Greater Philadelphia has earned top accolades as the "Top U.S. City to Visit in 2020" and was ranked #6 & #7 in the world for food & drink. Zahav was voted the #1 restaurant in America at the 2019 James Beard Awards, further cementing the area's strong appeal.

MARKET AT A GLANCE

- Lower cost of living than the other major northeast metros including New York, Boston, Washington D.C. and Baltimore
- Population – 6.2 million (7th among large U.S. metros)
- Employment – 3.1 million (6th among large U.S. metros)
- Personal Income - $337 billion (5th among large U.S. metros)
- Philadelphia's Amtrak station is the 3rd busiest in the country
- Three major shipping ports served by one of the few regions with Class 1 railroads
- Average of 125 cultural events take place every day
- 13 companies on the Fortune 500 list with their headquarters (HQs) in the region; 30 on the Fortune 1000 list have their HQs here
- Third most populous downtown in the country



22

PHILADELPHIA BROAD & VINE DEVELOPMENT

ECONOMY

Greater Philadelphia has one of the most diverse economies in the nation. Sectors such as Education and Health Services, Professional and Business Services, and Financial Services require highly educated and skilled workers, which make up 46% of the region's total employment.

#	COMPANY	INDUSTRY	FTES
1	University of Pennsylvania and Health System	Educational Services & Healthcare	46,554
2	Thomas Jefferson University and Jefferson Health	Educational Services & Healthcare	42,700
3	Children's Hospital of Philadelphia	Healthcare	24,945
4	The Giant Company	Grocery & Supermarket	17,850
5	Temple University and Health System	Educational Services & Healthcare	17,752
6	Comcast Corp	Media & Technology	15,362
7	Virtua Health	Healthcare	14,000
8	Vanguard	Investment Products	11,700
9	Cooper University Health	Healthcare	8,932
10	Independence Health Group	Health Association	7,800
11	Inspira Health	Healthcare	6,811
12	Trinity Health	Healthcare	6,811
13	Drexel University	Educational Services	6,372
14	Wells Fargo Bank	Finance & Insurance	5,668
15	Crozer Health	Healthcare	4,607
16	Universal Health Services	Healthcare	4,581
17	University of Delaware	Educational Services	4,473
18	Rowan University	Educational Services	3,964
19	SAP America	Programming Services	3,473
20	Villanova University	Educational Services	2,963

TRANSPORTATION INFRASTRUCTURE & ACCESS

- 100 million people are within a one-day drive
- Served by 30 airlines offering more than 550 daily departures to 128 cities, including 40 international destinations
- New York City and Washington D.C. are within a 2.5 hour drive; high-speed Amtrak Acela and Metroliner service to both
- Philadelphia is home to the 3rd busiest Amtrak station in the U.S.
- 3 Class 1 railroads — Canadian Pacific, CSX, and Norfolk Southern provide direct service to the Port of Philadelphia
- The Delaware River Port Complex comprised of active, full-service marine terminals in Delaware, New Jersey and Pennsylvania, is an active conduit for international trade and comprises three major ports with full-service docking facilities



Stockton
Hopewell
Rocky Hill
Dublin
Lambertville
Princeton
Telford
Doylestown
Hatfield
Lansdale
Yardley
Newtown
Trenton
Hatboro
Langhorne
Ambler
Bordentown
Tullytown
Jenkintown
Bristol
Conshohocken
Burlington
PHILADELPHIA BROAD & VINE DEVELOPMENT
Wrightstow
Narberth
Pemberton
NEW JERSEY
Philadelphia
Media
Glenolden
Cherry Hill
Chester Heights
Kennett Square
Medford Lakes
Somerdale
West Grove
Berlin
DELAWARE
Wilmington
Swedesboro



CENTER CITY FAST FACTS

45.6M SF OF OFFICE	**202K+** RESIDENTS	**309,471** TOTAL WAGE & SALARY JOBS	**70%** RESIDENTS WHO WALK, BICYCLE OR RIDE PUBLIC TRANSPORTATION TO WORK	**78%** RESIDENTS WITH A BACHELORS DEGREE OR HIGHER
110,300 TOTAL ENROLLMENT IN HIGHER EDUCATION	**$114K+** MEDIAN HH INCOME	**12** COLLEGES & UNIVERSITIES	**360** ARTS & CULTURAL INSTITUTIONS	**1,780** HOUSING UNITS COMPLETED IN 2021
$499,950 AVERAGE HOME SALE PRICE IN 2021	**$2,384** AVERAGE ASKING RENT (REIS INC.)	**4** HOSPITALS	**1,000+** RESTAURANTS, BARS & CAFES	**13K+** HOTEL ROOMS

AREA OVERVIEW   25



SUMMARY

The Greater Philadelphia region is an area rich in history and prosperity. As the seventh largest metropolitan center in the United States, the region offers an extensive array of cultural, historical and recreational facilities. From its position in the center of the eastern megalopolis to its diverse economy, the Greater Philadelphia region is poised for continued growth and prosperity into the 21st century.

26   PHILADELPHIA BROAD & VINE DEVELOPMENT



27

MARKET OVERVIEW

PHILADELPHIA CBD MULTIFAMILY

MARKET OVERVIEW

The Center City Philadelphia multifamily market is economically driven by the diversity of the economy. The education and medical services sector have long been the primary economic drivers in Center City, making up 20% of the jobs in one sector alone. However, beyond the 'eds and meds' density, Philadelphia also is home to many financial services, real estate and information technology firms. While these uses are typically seen as secondary to the primary economic drivers, they make up approximately 40% of jobs in the CBD.

Over the last 10 years, new additions to the submarket have totaled over 10,901 units, amounting to an annualized inventory growth of 5.5%, which is more than four times the metro's annualized average growth of 1.7%. In 2021, the Center City submarket added 1,780 market rate rental units, with another 3,519 units under construction for delivery in 2022 and 2023. Center City continues to see an increase in demand for quality rental housing, fueled by the desire to live in an urban environment with walkability to employment, recreation, culture, entertainment and transit. Underscoring this trend is the increase in population, which has grown by 38% in the last two decades, making it the fastest growing section in Philadelphia and in the region. Conversely, half of the City's rental inventory was completed prior to 1980. With such a significant amount of older product, the new, modern developments have been continuously in demand by the growing, affluent renter base in the City.

CENTER CITY APARTMENT STATS – Q3 2022

CLASS A AVERAGE
MONTHLY ASKING RENT
$2,825

CLASS A RENT GROWTH
10.1%

NEW LEASE TRADE-OUTS AVERAGE
12.8%

FIVE-YEAR PROJECTED RENT GROWTH
4.3%

represents overall projected market rent growth; not just Class A



PHILADELPHIA BROAD & VINE DEVELOPMENT

28

RENT COMPS

	PROPERTY	OWNER	YEAR BUILT	OCCUPANCY	UNIT COUNT	AVG. UNIT SIZE	LEASED RENT	LEASED RENT/SF
	ALEXANDER	LDS	2017	96%	277 UNITS	1,033 SF	$2,979	$2.88
	1600 CALLOWHILL	IVY REALTY	2018	93%	96 UNITS	846 SF	$2,653	$3.14
	322 ON NORTH BROAD	UDR	2017	98%	339 UNITS	916 SF	$2,237	$2.44
	THE HAMILTON	RADNOR PROPERTY GROUP	2018/ 2022	97%	576 UNITS	582 SF	$2,194	$3.77
	FRANKLIN TOWER	PMC PROPERTY GROUP	2019	95%	549 UNITS	737 SF	$2,152	$2.92
	LVL NORTH	ALTERRA PROPERTY GROUP	2022	LEASE-UP	410 UNITS	544 SF	$1,906	$3.50
	ONE CITY	ALTERRA PROPERTY GROUP	2020	94%	323 UNITS	435 SF	$1,704	$3.92
	OVERALL TOTAL/AVERAGE			**96%**	**2,570 UNITS**	**693 SF**	**$2,185**	**$3.15**

PHILADELPHIA CBD OFFICE

The Philadelphia CBD office market consists of 45,628,261 square feet, in approximately 114 buildings. The market is split between five submarkets, the largest of which, West Market, includes the Property. The West Market submarket is the dominant submarket in the CBD, with 54% of the total space. A map of the submarkets is below.



FAIRMOUNT
FRANCISVILLE
NORTHERN LIBERTIES
SPRING GARDEN
SCHUYLKILL RIVER
MANTUA
West Market
OLD CITY
University City
CHINATOWN
East Market
Independence Square
CITY HALL
WASHINGTON SQUARE WEST
Walnut / South Broad
RITTENHOUSE
SCHUYLKILL

Details of the five CBD submarkets are below.

	TOTAL INVENTORY (SF)	UNDER CONSTRUCTION (SF)	TOTAL VACANCY RATE	QTR ABSORPTION (SF)	YTD ABSORPTION (SF)	CLASS A ASKING RENT (PRICE/SF)	CLASS B ASKING RENT (PRICE/SF)	TOTAL ASKING RENT (PRICE/SF)
EAST MARKET	6,331,084	-	19.70%	-6,670	-13,193	$36.37	$27.42	$32.14
INDEPENDENCE SQUARE	5,380,384	-	17.80%	-25,380	7,570	$29.69	$32.73	$31.13
UNIVERSITY CITY	5,142,776	848,000	8.00%	-29,150	496,341	$39.64	$38.91	$39.25
WALNUT/SOUTH BROAD	3,977,064	-	20.10%	2,754	1,152	$32.30	$32.59	$30.37
WEST MARKET	24,796,953	308,000	18.20%	44,998	35,595	$37.51	$28.64	$35.19
CBD TOTAL	45,628,261	1,156,000	17.40%	-13,448	527,885	$36.98	$30.20	$33.85

Tenants continue to look for short-term and flexible space options to satisfy their real estate needs. Lease renewals remain prevalent; however, available sublease and coworking space for tenants relocating within the Philadelphia CBD has been a popular option. For some tenants opting for relocation, there has been an uptick in flight to quality to attract employees back to the office. Landlords currently offering concessions continue to be vital to compete for deals. Due to increased concessions and declining rental rates, tenants previously occupying Class B space are looking more to Class A and trophy building options. Most tenants in the market are on the smaller side, with only a limited number of large requirements currently exploring options.



PHILADELPHIA CBD VACANCY & ASKING RENTS

PHILADELPHIA CBD LIFE SCIENCES

MARKET OVERVIEW

PHILADELPHIA: A TOP 10 U.S. LIFE SCIENCE MARKET

Greater Philadelphia is one of the largest life science markets by employment (32,105 jobs) and laboratory inventory (11.6 million square feet) nationwide, supported by its rich concentration of colleges and universities, renowned healthcare institutions and strong legacy of pharmaceutical manufacturing. Additionally, public and private funding for life science firms across Greater Philadelphia has grown dramatically in recent years. Overall, Pennsylvania was ranked as the fifth-largest recipient of NIH grants in the country in 2022 with institutions and firms in the state awarded nearly $2.2 billion, a 6.0% increase over 2021. More than half of this funding was allocated to institutions within the city of Philadelphia.

Greater Philadelphia's world-class healthcare and educational institutions continue to foster expanding innovation in biotechnology research and development, especially relating to novel gene and cell therapies. This has led to Greater Philadelphia adopting the moniker "Cellicon Valley" and caused out-of-market life science firms working in these spheres to relocate or establish satellite facilities in the region. However, the dearth of existing laboratory availabilities in University City, Greater Philadelphia's primary life science submarket, is driving tenant demand – which presently totals nearly two million square feet – to proposed projects and is encouraging landlords of traditional office properties to pursue partial or full conversions.

Consequently, Greater Philadelphia is ranked among the top 10 life science markets in the United States according to an analysis by Newmark Research, which considered a combination of four factors – market maturity, market momentum related to capital markets and leasing activity, demographic and structural components that support the life science cluster, and future growth potential – to generate life science cluster scores for major cities across the country on a scale of 100.

LIFE SCIENCES INNOVATION IS IN UNIVERSITY CITY'S DNA

University City's world class-concentration of 'eds & meds' is at the heart of the region's commercial and scientific expansion, importantly in the cutting-edge medical fields of gene and cell therapy. The City of Philadelphia has three Tier 1 universities (University of Pennsylvania, Drexel University and Temple University), second on a city-basis only to New York City. Two of those three are located directly in University City, along with some of the nation's most lauded research hospitals and medical institutions.

Starting back in 1993 with the pioneering work of James M Wilson, MD at University of Pennsylvania's Institute of Human Gene Therapy, nearly two decades of innovation in this cluster culminated in the first two FDA-approved gene and cell therapies to enter the national marketplace in 2017, created by University City-based entities: Children's Hospital of Philadelphia spinoff Spark Therapeutics, and a partnership between University of Pennsylvania and Novartis. More innovations in these fields have followed: 27 of 30 approved gene therapies today were developed at the University of Pennsylvania. Philadelphia has received $5.5 billion in NIH funding for projects since 2018, the fourth most of any city in the country during this period. University City is the primary driver of this funding, with its institutions receiving 91.6% of Philadelphia's allocations in 2022. The University of Pennsylvania ranks fifth in the nation in total NIH funding.

Spin-off start-ups from University City's nexus of 'eds & meds', particularly those within the field of cell and gene therapy, are also attracting significant venture capital funding and interest from major pharmaceutical firms. Since 2018, biotech companies based in Philadelphia have raised more than $1.68 billion. In 2019, Spark Therapeutics was acquired by the Swiss pharmaceutical giant Roche for $4.8B, the largest venture-capital backed exit in Philadelphia history. As the birthplace of gene and cell therapy treatments, University City is primed to

TOP 10 INSTITUTIONS RECEIVING NIH GRANTS

ORGANIZATION	CITY	STATE	AWARDS	FUNDING
JOHNS HOPKINS UNIVERSITY	BALTIMORE	MD	1494	$839,852,301
UNIVERSITY OF CALIFORNIA, SAN FRANCISCO	SAN FRANCISCO	CA	1510	$823,760,533
UNIVERSITY OF PITTSBURGH AT PITTSBURGH	PITTSBURGH	PA	1270	$675,447,236
DUKE UNIVERSITY	DURHAM	NC	1007	$672,506,294
UNIVERSITY OF PENNSYLVANIA	PHILADELPHIA	PA	1350	$668,378,172
STANFORD UNIVERSITY	STANFORD	CA	1144	$651,714,427
UNIVERSITY OF MICHIGAN AT ANN ARBOR	ANN ARBOR	MI	1333	$644,315,349
LEIDOS BIOMEDICAL RESEARCH, INC.	FREDERICK	MD	83	$625,102,662
WASHINGTON UNIVERSITY	SAINT LOUIS	MO	1113	$620,587,925
COLUMBIA UNIVERSITY HEALTH SCIENCES	NEW YORK	NY	1061	$616,772,648

see accelerated activity in these fields: cell and gene therapy's global market capitalization is forecast to grow at a CAGR of 24.4% over the next five years. According to the American Society of Gene+Cell Therapy, of the 1195 identified gene therapy trials active in in the U.S. in 2023, 150 were occurring in the Greater Philadelphia area. This signals a deepening of a trend that University City has pioneered: cell and gene therapy startups spinning out of the academic and medical institutions that foster them. Companies in these fields have emerged as the primary driver of heightened demand for lab space in University City over the past five years and will continue to be an increasingly instrumental part of the region's future expansion.



PHILADELPHIA LIFE SCIENCES STATS – YEAR ENDING DECEMBER 2022

DEMAND
2MSF+
LAB TENANTS IN THE MARKET

UNDER CONSTRUCTION IN PHILADELPHIA
1.26M SF

#1
GENE AND CELL THERAPY HUB IN THE COUNTRY

PHILADELPHIA
#5
RANKED LIFE SCIENCES CLUSTER IN 2021

VACANCY
18% (MARKET-WIDE)
8.0% (UNIVERSITY CITY)

RENT
$39.25/SF
ASKING RATE IS HIGHEST IN CBD

NIH FUNDING
#3
RANKED CITY FOR GRANTS AWARDED

NIH FUNDING
#4
RANKED CITY FOR FUNDING

PHILADELPHIA LODGING MARKET

MARKET OVERVIEW

As the largest city in Pennsylvania, and the seventh-most populous U.S. city, Philadelphia benefits from nearly 1.6 million residents and an estimated GDP of $477 BN. The city serves as a critical business capital of the east coast anchored by companies including Comcast, Aramark and FMC, and boasts a diverse set of additional demand generators including Independence National Historical Park, a robust convention calendar, universities and educational centers, sports teams, and renowned restaurants, among others. Given the city's dynamic attributes, the lodging market has remained strong historically, and is expected to exceed 2019 ADR levels by 2023 per CoStar due to its existing fundamentals, drive-to capability and limited reliance on international business. As of Q4 2022, the projected 2023 year-end lodging metrics were 68.4% and $144.69 for occupancy and rate, respectively. It is important to note, however, that throughout COVID the city has benefited from strong short-term historical length of stay growth (5.9%) and is the 17th best city above the average in terms of total rooms sold (8.54 MM).

Through its impressive transportation system, supporting both domestic and international travelers, Philadelphia is able to command consistent visitation year-over-year. The main rail station (30th Street Station) is one of Amtrak's busiest stations and services over 12 million customers across Amtrak, SEPTA and NJ Transit. The Philadelphia International Airport (PHL) services over 21 million passengers annually, generates $16.8 BN to the economy and accounts for 106,000 full-time annual jobs. Pre-COVID, Philadelphia hit a record of 46 million visitors, with approximately 39 million of those who came for leisure purposes. Given the city's dynamic attributes, the lodging market has remained strong historically, and is expected to recover from COVID-19 and exceed 2019 levels by 2023-2024, according to Tourism Economics. Its existing fundamentals, drive-to capability, expanded leisure offerings, and limited reliance on international business will allow it to be an elastic metro market compared to other top U.S. cities. As of Q1 2023, the projected 2023 year-end lodging metrics were 64.8% and $144.69 for occupancy and rate, respectively according to CoStar.



HISTORICAL AND PROJECTED TOPLINE PERFORMANCE

YEAR	OCC	ADR	REVPAR
2015	69.5%	$131.26	$91.23
2016	70.7%	$135.61	$95.88
2017	69.5%	$133.37	$92.69
2018	72.0%	$135.53	$97.58
2019	70.7%	$137.73	$97.38
2020	39.8%	$101.86	$40.54
2021	55.0%	$120.53	$66.32
2022	59.9%	$123.56	$86.95
2023F	64.8%	$144.69	$93.78
2024F	68.4%	$150.09	$102.71
2025F	68.7%	$153.73	$105.69

SOURCE: COSTAR AS OF Q1 2023 FOR ALL HOTELS IN PHILADELPHIA METRO



HOTEL NIGHTLY RATE COMPS

PRIMARY COMPETITORS – OPERATING PERFORMANCE

	PROPERTY	NUMBER OF ROOMS	OCC.	AVERAGE RATE	REVPAR	OCCUPANCY PENETRATION	YIELD PENETRATION
	HILTON INN AT PENN	245	80-85%	$200-$210	$160-$170	100-110 %	95-100%
	HOMEWOOD SUITES BY HILTON UNIVERSITY CITY PHILADELPHIA	136	80-85%	$190-$200	$160-$170	100-110%	95-100%
	SHERATON PHILADELPHIA UNIVERSITY CITY HOTEL	332	70-75%	$170-$180	$130-$140	90-95%	70-75%
	STUDY AT UNIVERSITY CITY	212	75-80%	$200-$210	$160-$170	100-110%	90-95%
	AKA UNIVERSITY CITY @ CIRA CENTRE SOUTH	133	70-75%	$325-$350	$240-$250	90-95%	140-150%
	SUB-TOTALS/AVERAGES	**1,058**	**78.60%**	**$209.52**	**$165.00**	**100%**	**95.20%**
	SECONDARY COMPETITORS	2,538	78.20%	$227.00	$178.00	100%	102.70%
	TOTALS/AVERAGES	3,596	78.40%	$220.63	$173.00	100%	100.00%

*SPECIFIC OCCUPANCY AND AVERAGE RATE DATA WERE UTILIZED IN OUR ANALYSIS, BUT ARE PRESENTED IN RANGES IN THE ABOVE TABLE FOR THE PURPOSES OF CONFIDENTIALITY
SOURCE: HVS*

MARKET OVERVIEW

35

HOTEL NIGHTLY RATE COMPS

SECONDARY COMPETITORS – OPERATING PERFORMANCE

	PROPERTY	NUMBER OF ROOMS	OCC.	AVERAGE RATE	REVPAR
	NOTARY HOTEL AUTOGRAPH COLLECTION	499	70-75%	$190-$200	$140-$150
	HOTEL MONACO PHILADELPHIA	268	80-85%	$240-$250	$200-$210
	HOTEL PALOMAR PHILADELPHIA	230	80-85%	$230-$240	$190-$200
	LE MERIDIEN PHILADELPHIA	202	80-85%	$200-$210	$170-$180
	RITTENHOUSE HOTEL	118	75-80%	$350-$375	$270-$280
	SOFITEL PHILADELPHIA	306	80-85%	$230-$240	$180-$190
	LOGAN PHILADELPHIA CURIO COLLECTION BY HILTON	391	75-80%	$250-$260	$200-$210
	WARWICK HOTEL RITTENHOUSE SQUARE PHILADELPHIA	301	75-80%	$190-$200	$140-$150
	CAMBRIA HOTEL PHILADELPHIA DOWNTOWN CENTER CITY	223	65-70%	$200-$210	$140-$150
TOTALS/AVERAGES		2,538	78.20%	$227.00	$177.57

SPECIFIC OCCUPANCY AND AVERAGE RATE DATA WERE UTILIZED IN OUR ANALYSIS, BUT ARE PRESENTED IN RANGES IN THE ABOVE TABLE FOR THE PURPOSES OF CONFIDENTIALITY
SOURCE: HVS





PHILADELPHIA
BROAD
& VINE
DEVELOPMENT

NEWMARK   SSG
CAPITAL ADVISORS, LLC

TRANSACTION TEAM

Jeff Tertel
Executive Managing Director
t 215-246-2704
jeffrey.tertel@nmrk.com

Erin Miller
Executive Managing Director
Multifamily Capital Markets
t 267-918-6400
erin.miller@nmrk.com

David Dolan
Senior Managing Director
Capital Markets
t 215-246-2738
david.dolan@nmrk.com

Lizann McGowan
Executive Managing Director
Multifamily Capital Markets
t 215-901-4554
lizann.mcgowan@nmrk.com

Angelo Brutico
Associate
Capital Markets
t 267-606-0697
angelo.brutico@nmrk.com

2005 Market Street
Suite 900
Philadelphia, PA 19103
t 215-561-8300

nmrk.com

**Licensed in Pennsylvania
as Newmark Real Estate**

J. Scott Victor
Managing Director
t 610-940-5802
jsvictor@ssgca.com

Teresa C. Kohl
Managing Director
t 610-940-9521
tkohl@ssgca.com

Craig D. Warznak
Senior Vice President
t 610-940-3615
cwarznak@ssgca.com

Alexander D. Lamm
Senior Associate
t 610-940-3882
alamm@ssgca.com

Samuel P. Charlton
Analyst
t 610-940-1072
scharlton@ssgca.com

300 Barr Harbor Drive
Suite 420
West Conshohocken, PA
19428
t 610-940-1094

ssgca.com

Exhibit G   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: America Asia Africa Consulting Corporation

Date: June 18, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that America Asia Africa Consulting Corporation is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A judgment and lien search on America Asia Africa Consulting Corporation uncovered the following:

VIRGINIA Judgment and Lien Filings

This data is for informational purposes only.

Debtor Information	
Debtor 1	
Name	AMERICA ASIA AFRICA CONSULTING C
Address	1300 S ARLINGTON RIDGE RD APT 101 ARLINGTON, VA 22202-1950 ARLINGTON COUNTY
Debtor 2	
Name	WANG, JO L
Address	1300 S ARLINGTON RIDGE RD APT 101 ARLINGTON, VA 22202-1950 ARLINGTON COUNTY
Creditor Information	
Name	FEDEX CUSTOMER INFORMATION SERVI
Filing Information	
Filing State	VIRGINIA
Filing Date	06/12/2012
Amount	$7,531
Landlord/Tenant Dispute Records	NO

No release information was available.

North Capital Private Securities: Bad Actor Check



Name of covered person: Chiu-Ling Wang

Date: June 18, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Chiu-Ling Wang is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓



North Capital Private Securities: Bad Actor Check

SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A Maryland court record search on Chiu-Ling Wang uncovered the following:



Case Number	Name	Date of Birth	Party Type	Court	Case Type	Case Status	Filing Date	Case Caption
D06LT2410772001	Wang, Chiu-Ling		Defendant	Rockville District Court	Failure to Pay Rent	Closed	01/31/2024	4900 Fairmont Residential, LLC vs. Chiu-Ling Wang, et al.
060200084982017	Wang, Chiu-Ling		Defendant	Silver Spring District Court 02	Contract	Closed	05/17/2017	COSTA, LUCIA M vs WILLIAMS, RUDY et al
060100038362017	Wang, Chiu-Ling		Defendant	Rockville District Court	Tenant Holding Over	Closed	03/06/2017	COSTA, LUCIA vs WANG, CHIU-LING et al
CAL2107863	Wang, Chiu-Ling		Defendant	Prince George's County Circuit Court	Contract - Breach	Closed	07/09/2021	Kel Tel Logistics vs America Asia Africa Cons Corp
060200138072018	Wang, Chiu-Ling		Plaintiff	Silver Spring District Court 02	Contract	Closed	08/14/2018	WILLIAMS, RUFUS J vs COSTA, LUCIA M et al

For more information on these records please search Chiu-Ling Wang at the following record search :https://casesearch.courts.state.md.us/casesearch/inquiry-index.jsp